Butter & Crumble

Profit and Loss
January - December 2022

	TOTAL
Income	
Class Income	2,240.00
Less Discounts/Refunds Provided	
Refunds To Customers	-31.00
Total Less Discounts/Refunds Provided	**-31.00**
Revenue	
GoFundMe.com	158.71
Sales	15,867.55
Sales of Product Income	128,174.54
Total Revenue	**144,200.80**
Uncategorized Income	0.67
Total Income	**$146,410.47**
Cost of Goods Sold	
Cost of Goods Sold	636.71
Supplies & Materials-COGS	1,870.74
Ingredients-COGS	26,695.73
Packaging-COGS	4,217.49
Total Supplies & Materials-COGS	**32,783.96**
Total Cost of Goods Sold	**33,420.67**
Total Cost of Goods Sold	**$33,420.67**
GROSS PROFIT	**$112,989.80**
Expenses	
Advertising & Marketing	1,153.16
Bank Charges & Fees	122.49
Bank Service Charges	36.00
PayPal Fees	1,148.58
Total Bank Charges & Fees	**1,307.07**
Cleaning & Janitorial Services	606.60
Company Event Expenses	158.63
Continuing Education Expenses	2,651.00
Equipment<$2500<1YrLf	2,233.30
Equipment-Restaurant<$2500<1YrLf	1,896.79
Software Recurring Fees	1,259.97
Total Equipment<$2500<1YrLf	**5,390.06**
Freight-out-(Shipping & Handling)	538.76
Insurance (Other Than Health)	
Insurance-Liability-General	2,532.98
Total Insurance (Other Than Health)	**2,532.98**

Butter & Crumble

Profit and Loss
January - December 2022

	TOTAL
Legal & Professional Services	
Tax Prep Fees	650.00
Total Legal & Professional Services	**650.00**
Meals & Entertainment	63.59
Other Business Expenses	50.00
Outside Services	1,700.00
Computer Consulting Fees	350.00
Day Labor	2,843.60
Delivery Services	10,072.42
Linens	655.47
Trash	1,710.70
Total Outside Services	**17,332.19**
Payroll Expenses	45.36
Payroll Service Fees	124.50
Taxes	1,289.81
Wages	19,272.04
Total Payroll Expenses	**20,731.71**
Rent & Lease Expenses	13,268.00
Repairs & Maintenance	165.00
Taxes & Licenses	655.00
Federal Tax	14,458.80
State Tax	1,525.00
Total Taxes & Licenses	**16,638.80**
Uncategorized Expense	117.73
Total Expenses	**$83,355.28**
NET OPERATING INCOME	**$29,634.52**
NET INCOME	**$29,634.52**

Butter & Crumble

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts (Cash On Hand)	-9,491.31
BofA-Checking-AdvPlus-1404	1,821.42
PayPal Bank	1,722.09
Total Bank Accounts (Cash On Hand)	**-5,947.80**
Ingredients-COGSd	7,118.60
QuickBooks Checking Account	0.00
Total Bank Accounts	**$1,170.80**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	682.30
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$682.30**
Total Current Assets	**$1,853.10**
Fixed Assets	
Fixed Assets	
Fixed Assets (Safe Harbor Electon)	
Equipment>$2500>1YrLf	5,761.76
Software Subscriptions>$2500>1Y	-2.99
Total Equipment>$2500>1YrLf	**5,758.77**
Total Fixed Assets (Safe Harbor Electon)	**5,758.77**
Total Fixed Assets	**5,758.77**
Total Fixed Assets	**$5,758.77**
TOTAL ASSETS	**$7,611.87**

Butter & Crumble

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Cards	
BofA-MC-Corporate Cards	0.87
BofA-MC-0851	-33,173.64
BofA-MC-4900	31,209.75
Total BofA-MC-Corporate Cards	**-1,963.02**
Total Credit Cards	**-1,963.02**
Total Credit Cards	**$ -1,963.02**
Other Current Liabilities	
Direct Deposit Payable	1,071.24
Payroll Liabilities	
CA PIT / SDI	170.40
CA SUI / ETT	179.15
Federal Taxes (941/944)	1,160.48
Federal Unemployment (940)	65.09
Total Payroll Liabilities	**1,575.12**
Total Other Current Liabilities	**$2,646.36**
Total Current Liabilities	**$683.34**
Total Liabilities	**$683.34**
Equity	
Opening Balance Equity	0.00
Owner's Accumulated Adjustments	-56,400.00
BofA-Checking-9697-Equity	-363.00
Draws/Investments	-63,604.88
Total Owner's Accumulated Adjustments	**-120,367.88**
Retained Earnings	97,768.89
Net Income	29,527.52
Total Equity	**$6,928.53**
TOTAL LIABILITIES AND EQUITY	**$7,611.87**

Butter & Crumble

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	29,527.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-682.30
Credit Cards:BofA-MC-Corporate Cards:BofA-MC-0851	-17,917.90
Credit Cards:BofA-MC-Corporate Cards:BofA-MC-4900	19,475.75
Direct Deposit Payable	1,071.24
Payroll Liabilities:CA PIT / SDI	170.40
Payroll Liabilities:CA SUI / ETT	179.15
Payroll Liabilities:Federal Taxes (941/944)	1,160.48
Payroll Liabilities:Federal Unemployment (940)	65.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,521.91**
Net cash provided by operating activities	**$33,049.43**
INVESTING ACTIVITIES	
Fixed Assets:Fixed Assets (Safe Harbor Electon):Equipment>$2500>1YrLf	-5,761.76
Fixed Assets:Fixed Assets (Safe Harbor Electon):Equipment>$2500>1YrLf:Software Subscriptions>$2500>1Y	2.99
Net cash provided by investing activities	**$ -5,758.77**
FINANCING ACTIVITIES	
Owner's Accumulated Adjustments	-12,000.00
Owner's Accumulated Adjustments:Draws/Investments	-33,003.00
Net cash provided by financing activities	**$ -45,003.00**
NET CASH INCREASE FOR PERIOD	**$ -17,712.34**
Cash at beginning of period	18,883.14
CASH AT END OF PERIOD	**$1,170.80**